SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 12, 2002

SCOR

(Exact name of Registrant as specified in its charter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Update on SCOR Group’s ratings and confirmation of the renewal of the Group’s letters of credit

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2002
SCOR (Registrant)

	By:	/s/	MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Update on SCOR Group’s ratings and
confirmation of the renewal of the Group’s letters of credit

•	Update on the Group’s ratings

Since the publication of the note d’opération that was granted visa number 02-1164 by the Commission des Opérations de Bourse (COB) on November 20, 2002, the three rating agencies solicited by SCOR have published the following information:

•	On November 27, Standard & Poor’s announced its decision to maintain its long-term insurer financial strength and counterparty credit ratings on SCOR and its main subsidiaries at “A-”. These ratings are maintained on CreditWatch with negative implications.

•	On November 25, Fitch announced its decision to maintain the SCOR Group’s insurer financial strength rating at “BBB”. The ratings are maintained on Rating Watch Negative.

•	On November 22, AMBest lowered from “A” (Excellent) to “A-” (Excellent) the financial strength rating of SCOR and its main subsidiaries. All ratings remain under review with negative implications.

For information, on November 8, Moody’s, on an unsolicited basis, lowered the ratings of SCOR Group from “A1” to “Baa1”. This rating remains unchanged. All Moody’s ratings on SCOR remain on review, with direction uncertain.

•	Confirmation of renewal of the Group’s letters of credit

On November 27, 2002, SCOR and a banking syndicate signed the definitive version of the principal terms and conditions of the agreement in principle reached on November 20, 2002, relating to the renewal, for the year 2003, of a program for the issuance of letters of credit, for an amount of up to $900 million, and of a short-term credit facility, for an amount of up to €100 million. These arrangements require SCOR to provide certain collateral and other security, as described in the note d’opération filed with the COB.

Prior to the implementation of this program, holders of the notes that SCOR issued in June, 2002, with a principal amount of €200 million, will be called to a meeting in order to modify certain provisions of these notes. The holders of a majority of the principal amount of these notes have agreed in principle to these modifications.

This global financing agreement is a further step in the implementation of SCOR’s “Back on Track” recovery plan.

As previously announced, the subscription period for the capital increase opened on Thursday November 28 and will close at the end of trading on Wednesday December 11.

End of subscription period for SCOR’s capital increase

The subscription period for the preferential rights related to SCOR’s capital increase, with an offered amount of € 381million, came to an end on Wednesday December 11, 2002.

Due to the usual centralisation period for French rights offerings, the final subscription result will not be available until December 27, 2002. Settlement and listing of the new shares is planned for December 31, 2002.

The 3.7 million subscription rights attached to SCOR’s treasury shares have been sold by SCOR on the market for a total amount of € 14.7m, which will be added to the proceeds to be obtained through the capital increase.

Denis Kessler, Chairman and Chief Executive of SCOR Group, said:
“The shareowners and investors mentioned in the note d’opération have participated in the offer at the levels indicated in their commitments. Several international institutional investors, some of which were already significant shareowners, have also informed the company that they have subscribed to the offer.

The progression of the market prices of both the SCOR shares and the preferential subscription rights during the subscription period also indicates that the transaction has been well received by the market and allows us to anticipate a successful take up.”

The final subscription result and the pro-rata scale applied to reducible subscriptions will be announced on December 27, 2002 in a press release.

This is not an offer of securities for sale in the United States. The securities referred to in this document have not been and may not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration.